SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Sunrun, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

86771W105

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86771W105	13G

1.	Names of Reporting Persons Foundation Capital VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 8,868,136 shares of Common Stock (2)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 8,868,136 shares of Common Stock (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,868,136 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 8.3%
12.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13G is filed by Foundation Capital VI, L.P. (“FC6”), Foundation Capital VI Principals Fund, L.L.C. (“FC6P”) and Foundation Capital Management Co. VI, L.L.C. (“FC6M” and together with FC6 and FC6P, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes (i) 8,867,841 shares held by FC6 and (ii) 295 shares held by FC6P. FC6M serves as the sole general partner of FC6 and serves as the manager of FC6P. As such, FC6M possesses voting and dispositive power over the shares held by FC6 and FC6P, and may be deemed to have indirect beneficial ownership of the shares held by FC6 and FC6P. FC6M owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2017.
(3)	This percentage is calculated based upon 106,786,800 shares of the Common Stock outstanding (as of November 6, 2017), as set forth in the Issuer’s Form 10-Q for the quarter ended September 30, 2017, filed with the Securities and Exchange Commission on November 8, 2017.

CUSIP No. 86771W105	13G

1.	Names of Reporting Persons Foundation Capital VI Principals Fund, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 8,868,136 shares of Common Stock (2)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 8,868,136 shares of Common Stock (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,868,136 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 8.3%
12.	Type of Reporting Person (see instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes (i) 8,867,841 shares held by FC6 and (ii) 295 shares held by FC6P. FC6M serves as the sole general partner of FC6 and serves as the manager of FC6P. As such, FC6M possesses voting and dispositive power over the shares held by FC6 and FC6P, and may be deemed to have indirect beneficial ownership of the shares held by FC6 and FC6P. FC6M owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2017.
(3)	This percentage is calculated based upon 106,786,800 shares of the Common Stock outstanding (as of November 6, 2017), as set forth in the Issuer’s Form 10-Q for the quarter ended September 30, 2017, filed with the Securities and Exchange Commission on November 8, 2017.

CUSIP No. 86771W105	13G

1.	Names of Reporting Persons Foundation Capital Management Co. VI, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 8,868,136 shares of Common Stock (2)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 8,868,136 shares of Common Stock (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,868,136 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 8.3%
12.	Type of Reporting Person (see instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes (i) 8,867,841 shares held by FC6 and (ii) 295 shares held by FC6P. FC6M serves as the sole general partner of FC6 and serves as the manager of FC6P. As such, FC6M possesses voting and dispositive power over the shares held by FC6 and FC6P, and may be deemed to have indirect beneficial ownership of the shares held by FC6 and FC6P. FC6M owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2017.
(3)	This percentage is calculated based upon 106,786,800 shares of the Common Stock outstanding (as of November 6, 2017), as set forth in the Issuer’s Form 10-Q for the quarter ended September 30, 2017, filed with the Securities and Exchange Commission on November 8, 2017.

Item 1(a).	Name of Issuer: Sunrun, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 595 Market Street, 29th Floor San Francisco, California 94105

Item 2(a).	Name of Person Filing: Foundation Capital VI, L.P. (“FC6”) Foundation Capital VI Principals Fund, L.L.C. (“FC6P”) Foundation Capital Management Co. VI, L.L.C. (“FC6M”)

Item 2(b).	Address of Principal Business Office or, if none, Residence: c/o Foundation Capital 550 High Street, 3rd Floor Palo Alto, California 94301

Item 2(c).	Citizenship: FC6 – Delaware FC6P – Delaware FC6M – Delaware

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number: 86771W105

Item 3.	Not applicable.

Item 4.	Ownership. The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2017:

Reporting Persons	Shares Held Directly (1)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (3)
FC6	8,867,841	0	8,868,136	0	8,868,136	8,868,136	8.3%
FC6P	295	0	8,868,136	0	8,868,136	8,868,136	8.3%
FC6M (2)	0	0	8,868,136	0	8,868,136	8,868,136	8.3%

(1)	Represents the number of shares of Common Stock held by the Reporting Person.
(2)	FC6M serves as the sole general partner of FC6 and serves as the manager of FC6P. As such, FC6M possesses voting and dispositive power over the shares held by FC6 and FC6P and may be deemed to have indirect beneficial ownership of the shares held by FC6 and FC6P. FC6M owns no securities of the Issuer directly.
(3)	This percentage is calculated based upon 106,786,800 shares of the Common Stock outstanding (as of November 6, 2017), as set forth in the Issuer’s Form 10-Q for the quarter ended September 30, 2017, filed with the Securities and Exchange Commission on November 8, 2017.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of a Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2018

FOUNDATION CAPITAL MANAGEMENT CO. VI, L.L.C.

By:	/s/ William B. Elmore
Manager

FOUNDATION CAPITAL VI, L.P.
By:	Foundation Capital Management Co. VI, L.L.C., its General Partner

By:	/s/ William B. Elmore
Manager

FOUNDATION CAPITAL VI PRINCIPALS FUND, L.L.C.
By:	Foundation Capital Management Co. VI, L.L.C., its Manager

By:	/s/ William B. Elmore
Manager

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of Sunrun, Inc.

Dated: February 12, 2018

FOUNDATION CAPITAL MANAGEMENT CO. VI, L.L.C.
By:	/s/ William B. Elmore
Manager

FOUNDATION CAPITAL VI, L.P.
By: Foundation Capital Management Co. VI, L.L.C., its General Partner

By:	/s/ William B. Elmore
Manager

FOUNDATION CAPITAL VI PRINCIPALS FUND, L.L.C.
By:	Foundation Capital Management Co. VI, L.L.C., its Manager

By:	/s/ William B. Elmore
Manager